REED SMITH LLP
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1301 K Street, N.W.

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Phone: +1 202 414 9200

Fax: +1 202 414 9299

W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

October 3, 2014

VIA EDGAR SUBMISSION

Angela McHale Division of Corporate Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:       ETF Managers Group Commodity Trust I

Registration Statement on Form S-1

CIK No. 0001610940

Dear Ms. McHale:

On behalf of the registrant, ETF Managers Group Commodity Trust I (the “Registrant”), and its series, the Sit Rising Rate Fund (the “Fund”), we are responding to your electronic comments dated July 15, 2014, in regards to the above-referenced filing. As you know, the initial filing was submitted in draft form on a confidential basis, and is being filed formally today on EDGAR. We are filing this response letter as EDGAR correspondence.

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be included in the registration statement filed on EDGAR.

Comments

General:

(1)   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

Response: The Registrant will provide the Staff all of the above stated items and await the staff’s review of such materials prior to distribution of any such materials to prospective investors. Currently, only a logo of the commodity trading advisor will be provided.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH

MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Angela McHale October 3, 2014 Page 2

(2)   Please provide us with your fact sheet, to the extent applicable and available.

Response: The Registrant has not prepared a fact sheet.

(3)   We refer to your statement that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in swap agreements. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Registrant no longer expects to invest in swaps. The disclosures relating to swaps are deleted accordingly.

(4)   We note that you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Registrant has not prepared any written communications described to provide to investors, nor is it aware of any research reports that have been prepared. The Registrant will provide any such written communications or research reports as they become available, to the extent required.

(5)   We note your disclosure that you may invest in swaps. Please indicate the potential percentage of fund assets that may be invested in swap agreements and/or clarify if there is a limitation on such investments.

Response: As noted above, the Registrant no longer expects to invest in swaps. Accordingly, such references have been deleted.

(6)   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation. Please refer to Item 502(b) of Regulation S-K

Response: The Registrant has included such disclosure as requested.

(7)   Please provide the disclosure required by Items 303, 403, 404 and 506 of Regulation S-K or advise.

Angela McHale October 3, 2014 Page 3

Response: The Registrant has included such disclosure as requested to extent currently applicable.

Registration Statement Cover Page:

(8)   Please include pricing information on the cover page, including the initial price that will be paid by the AP, as well as descriptions of how your will calculate the price per share at which the APs will offer shares to the public and the price per share that will be paid by the APs that purchase creation baskets in the future.

Response: The Registrant will include the initial pricing information by pre-effective amendment. The Registrant does not calculate the price per share at which APs will offer shares to the public; this is determined at the discretion of the APs, although the cover page of the prospectus currently discloses that APs will not receive from the Fund, the Sponsor, or any of their affiliates any fee or other compensation in connection with the sale of shares. The prospectus also currently describes that APs will pay net asset value for a creation basket in the future.

Prospectus Cover Page:

(9)   Please revise to disclose the date the offering will end. Please refer to Item 501(b)(8)(iii) of Regulation S-K and Rule 415(a)(2) under the Securities Act.

Response: The Registrant has disclosed that the offering is to be continuous and that the offering is not expected until all registered shares have been sold or three years from the date of the original prospectus, whichever is earlier.

Risk Factors, page 6

(10)   Please add risk factor disclosure regarding the potential for tracking error.

Response: The Registrant has included such disclosure as requested.

Tax Risk, page 8

“The Fund is organized and operated as a Delaware business trust…,” page 9:

(11)   Please revise the risk factor and the summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Response: The Registrant has included such disclosure as requested.

Angela McHale October 3, 2014 Page 4

The Fund’s Investment Objective and Strategy, page 15:

(12)   Please revise to disclose the percentage of the Fund’s assets you expect to be held in Treasury Instruments and the percentage in each type of Treasury Instrument.

Response: The Registrant discloses under the “Fund’s Investment Objective and Strategy” that it anticipates approximately 10% to 25% of the Fund’s assets will be used as payment for or collateral for Treasury Instruments. The Registrant notes that the definition of Treasury Instruments has been revised to no longer include swaps and other over-the-counter instruments. Thus, this portion of the Fund’s assets will consist of exchange traded futures and options on futures. The Fund further discloses the percentages applicable to the different bond derivatives as they relate to maturity periods.

(13)   Please add disclosure regarding whether the futures market for your benchmark is and has been in contango or backwardization. Also, please discuss whether this fund would perform better in a contango or a backwardization market.

Response: The Registrant has included such disclosure as requested, although the terms
“contango” or “backwardization” were not used because such terms are used in the energy and commodities markets, they are not typically used in the futures and options markets relating to U.S. Treasuries.

(14)   Please identify, if known, the anticipated counterparties to the swap transactions. Please include this information on the cover page, as well. Please also state if you expect there to be counterparty concentration.

Response: As noted, the Registrant has removed disclosure related to swaps and does not expect to invest in swaps.

(15)   We note your disclosure on page 16 that the fund will be rebalanced on a monthly basis. Please expand your disclosure to discuss how the fund will be rebalanced and include a discussion of the anticipated fees that you may incur in connection with such rebalancing.

Response: The Registrant has included such additional disclosure as requested.

Impact of Futures Roll and Time Decay of Options on Total Returns, page 16:

(16)   Please add additional disclosure on how you intend to roll the futures contracts in which you intend to invest, or whether it is your intent to settle such contracts, and add disclosure of any related contango and backwardization risk.

Response: The Registrant has included disclosure relating to the settlement of futures contracts, futures roll and potential for roll yield.

Angela McHale October 3, 2014 Page 5

Performance of Related Public Funds, page 17:

(17)   Please expand your disclosure to discuss in greater detail the “significant differences” between the Fund and the related pools below. Also, please include any adverse events or developments or results.

Response: The Registrant has removed the references to the Related Public Funds. The Related Public Funds that had previously been included were disclosed in anticipation of National Futures Association disclosure requirements. However, as was previously disclosed, there were significant differences between the Related Public Funds; such differences included the funds were advised and sponsored by distinct entities of the Registrant and had drastically different investment objectives. Accordingly, the Registrant no longer believes that disclosure of the Related Public Funds is necessary per the National Futures Association’s guidance and in fact could be inappropriate under SEC rules and regulations.

The Fund’s Fees and Expenses, page 22:

(18)   Please clarify whether the expenses include the fund’s brokerage fees and commissions, including the funds costs of rolling futures. Please also clarify whether these expenses are gross or net (i.e., actual expense to the investor).

Response: The Registrant has revised to reflect such disclosure as requested.

Breakeven Analysis, page 22:

(19)   Please include an estimate of rebalancing costs in the breakeven table or in a footnote thereto.

Response: The Registrant has revised to reflect such disclosure as requested.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2:

(20)   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

Response: The Registrant will provide copies of all exhibits as promptly as practical. The duly-issued and tax opinions will look substantially similar to those typically filed by Reed Smith LLP in conjunction with similar funds.

Angela McHale October 3, 2014 Page 6

(21)   We note that the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response: The Registrant does not intend to file final executed agreements prior to effectiveness for agreements. For example, the AP Agreement is generally the same as the form in each case, but is still negotiated between each AP. Accordingly, in the interests of investors, the form is most representative of the collection of AP Agreements to be executed. With regards to other service provider agreements, such agreements are still in the process of being negotiated and it is uncertain as to when such agreements will be finalized in relation to effectiveness.

Financial Statements:

(22)   Please include both sets of required audited financial statements (the Trust and the Fund) in your amended filing. Please ensure that the audit opinion references both the Trust and the Fund.

Response: Both sets of required financial statements are included in the filing. The audit opinion referenced both the Trust and the Fund.

(23)   Within your audited financial statements, please ensure that you disclose the Trust’s and Fund’s accounting policies regarding organization and offering costs, the terms of any reimbursement by your sponsor, and the amount of these costs incurred by the sponsor through the date of your filing.

Response: The Registrant has included such disclosure as requested.

Signatures, page II-5:

(24)   Please provide the signature of your principal financial officer and your controller or principal accounting officer, or explain. Please refer to Instruction 1 to Signatures on Form S-1.

Response: The Registrant has revised to include the signatures as requested.

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc: Samuel Masucci III

Barney Karol

Joseph Toner